NEWS RELEASE

Current Technology’s CEO Updates Japan

VANCOUVER, British Columbia, July 28, 2006 –-The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) reports commencement of formal negotiations for the distribution of ElectroTrichoGenesis (“ETG”) in Japan.  In a related matter, the Company is also pleased to report the issuance of certain Trademarks in Japan, providing further protection for its Intellectual Property.

“This week we concluded a very successful meeting with the US representative of a medical products distribution company headquartered in Japan,” stated Company COO Anthony Harrison.  “The representative has recommended his company become our exclusive ETG distributor in Japan.  Therefore, the review of our definitive licensing and distribution agreements has begun.”

“Protection of our Intellectual Property is paramount,” states Company CEO Robert Kramer, “and we have made significant progress on that front.”  The Japanese Patent Office has granted Registration Numbers 4923415 and 4923416 for the Trademark protection of our stylized “ETG” logo and the trade name “ElectroTrichoGenesis”.  In addition, the trade name “CosmeticTrichoGenesis” and stylized “CTG” are in the final phase of examination and barring any unexpected opposition should be fully protected by the end of August.

“The market in Japan holds significant promise for our technology”, continues Kramer, “ and we look forward to the successful conclusion of these negotiations.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:

Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100